Exhibit 99.1

Sierra Metals Subsidiary in Peru, Sociedad Minera Corona Reports Q1-2021 Financial Results

Sierra Metals’ Consolidated Financial Results Will Be Released on May 6, 2021

(All Metal Prices Reported in USD)

TORONTO--(BUSINESS WIRE)--May 3, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") unaudited Financial Statements and the Management Discussion and Analysis ("MD&A") for the first quarter of 2021 ("Q1 2021").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended March 31, 2021

  Revenues of US$41.9 million, a 24% increase from Q1 2020.
  Adjusted EBITDA of US$16.2 million, a 65% increase from Q1 2020.
  Total tonnes processed of 326,211, a 14% increase from Q1 2020.
  Net production revenue per tonne of ore milled increased by 8% to US$128.10.
  Cash Cost per copper equivalent payable pound higher by 26% to US$1.48.
  Cash cost per zinc equivalent payable pound higher by 9% to US$0.47.
  All-in sustaining cost ("AISC") per copper equivalent payable pound higher by 18% to US$2.65.
  All-in sustaining cost ("AISC") per zinc equivalent payable pound higher by 4% to US$0.85.
  Copper equivalent pounds production decreased 21% to 15.9 million pounds.
  Zinc equivalent pounds production decreased 9% to 49.9 million pounds.
  $68.0 million of cash and cash equivalents as at March 31, 2021.
  $93.7 million of working capital as at March 31, 2021.

The Yauricocha Mine achieved 14% higher ore throughput in Q1 2021 compared to Q1 2020, despite continuing to face various COVID-19 related operational challenges during the quarter. Metal production declined (except zinc and silver) as ore grades fell due to a decline of tonnage contributions from the high-grade cuerpos chicos zones. The copper-rich Esperanza zone also had some operational issues that have since been resolved. Revenues for Q1 2021 increased driven by the higher realized metal prices, resulting in an increase in operating cash flows and adjusted EBITDA generated during Q1 2021. AISC per copper equivalent and zinc equivalent pounds increased due to 21% decline in the copper equivalent payable pounds and a 9% decline in the zinc equivalent payable pounds as compared to the same quarter of 2020.

Luis Marchese, CEO of Sierra Metals, commented, "The safety of our workforce and the communities in which we operate is paramount. The COVID-19 pandemic has imposed various direct and indirect challenges which have affected our ability to operate as effectively as expected. Despite these challenges, we still had solid revenue and adjusted EBITDA tempered by higher costs due to a decline in ore grades. We continue to work through the challenges and issues, and we expect to see improvement as we progress throughout the year."

He continued, "Looking ahead, we anticipate the receipt of the ITM permit in the coming months, which will allow us to increase throughput by 20% and operate at a yearly permitted increased rate of 3,600 tonnes per day. We also continue advancing the completion of a Preliminary Feasibility Study, which examines an increase in throughput to 5,500 tonnes per day starting in 2024. Furthermore, we continue with our brownfield and greenfield exploration programs. We have had recent success in the area between the Esperanza and Cachi Cachi zones with the discovery of high-grade copper silver and zinc oxide material as reported in a press release dated April 13, 2020."

He concluded, "Minera Corona and the Yauricocha Mine continues to have a strong balance sheet to support the Company's capital expenditures and growth initiatives, and while we are facing challenges from COVID-19 currently, the mid-term plans remain in place."

The following table displays selected unaudited financial information for the three months ended March 31, 2021:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended
per tonne metrics)	March 31, 2021	March 31, 2020	Var %

Revenue	$41,925	33,718	24%
Adjusted EBITDA (1)	16,173	9,778	65%
Cash Flow from operations	16,496	10,056	64%
Gross profit	16,149	8,968	80%
Income Tax Expense	(6,842)	(4,770)	43%
Net Income	5,175	2,060	151%

Net production revenue per tonne of ore milled (2)	128.10	118.22	8%
Cash cost per tonne of ore milled (2)	60.43	70.20	-14%
		-
Cash cost per copper equivalent payable pound (2)	1.48	1.17	26%
All-In Sustaining Cost per copper equivalent payable pound (2)	2.65	2.24	18%
Cash cost per zinc equivalent payable pound (2)	0.47	0.43	9%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.85	0.82	4%

(In thousands of US dollars, unless otherwise stated)	March 31, 2021	December 31, 2020

Cash and cash equivalents	$68,039	65,027
Assets	244,013	235,263
Liabilities	57,048	53,473
Equity	186,965	181,790

(1) Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.

(2) All-In Sustaining Cost per copper equivalent pound and All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include the cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost copper equivalent pound sold and cash cost per zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company’s MD&A.

The following table displays average realized metal prices information for the quarter ended March 31, 2021 vs March 31, 2020:

Average realized prices	Quarter ended March 31		Increase
In US$	2021	2020	(%)
Silver ($/oz)	26.44	16.57	60%
Copper ($/lb)	3.88	2.53	53%
Zinc ($/lb)	1.24	0.93	33%
Lead ($/lb)	0.92	0.80	15%
Gold ($/oz)	1,778	1,585	12%

Corona's Financial Highlights for the Three Months Ended March 31, 2021

  Revenues of $41.9 million for Q1 2021 compared to $33.7 million in Q1 2020. Revenues increased largely as a result of higher realized metal prices and lower treatment and refining costs in Q1 2021 as compared to the same quarter of 2020. Metal sales quantities declined during Q1 2021 due to lower production resulting from lower head grades during the quarter. Copper, gold and silver sales declined by 52%, 29% and 9% as compared to Q1 2020, while zinc and lead sales increased by 10% and 6% respectively. Copper equivalent payable pounds for Q1 2021 decreased by 21%, whereas Zinc equivalent payable pounds for Q1 2021 decreased by 9% as compared to the same quarter of 2020.
  Cash cost per copper equivalent payable pound was $1.48 for Q1 2021 compared to $1.17 for Q1 2020. Cash cost per zinc equivalent payable pound sold was $0.47 for Q1 2021 compared to $0.43 for Q1 2020 at the Yauricocha Mine.
  All-in sustaining cost ("AISC") per copper equivalent payable pound increased to $2.65 for Q1 2021 compared to $2.24 for Q1 2020. AISC per zinc equivalent payable pound sold was $0.85 for Q1 2021 compared to $0.82 for Q1 2020. The increase in AISC during Q1 2021 was mainly due to the 21% decline in the copper equivalent pounds sold and 9% decline in the zinc equivalent pounds sold as compared to the same quarter of 2020.
  Adjusted EBITDA of $16.2 million for Q1 2021 as compared to $9.8 million for the same quarter of 2020, higher primarily due to increased net income from higher metal prices.
  Operating cash flows before movements in working capital of $16.5 million for Q1 2021, compared to US$10.1 million for Q1 2020. The increase in operating cash flows before movements in working capital for Q1 2021 was primarily due to the increase in revenues, discussed previously.
  Cash and cash equivalents of $68.0 million as at March 31, 2021, compared to $65.0 million as at December 31, 2020. Cash and cash equivalents increased due to $10.4 million of cash generated from operating activities offset by $6.4 million of cash used in investing activities and $1.0 million used in financing activities.
  Net income of $5.2 million, or $0.144 per share for Q1 2021 compared to net income of $2.1 million, or $0.057 per share for Q1 2020.

Corona's Operational Highlights for the Three Months Ended March 31, 2021:

The following table displays the production results for the three months ended March 31, 2021:

Yauricocha Production	Q1 2021	Q1 2020	% Var.

Tonnes processed	326,211	285,225	14%
Daily throughput	3,728	3,260	14%

Silver grade (g/t)	54.34	65.86	-17%
Copper grade	0.56%	1.14%	-51%
Lead grade	1.34%	1.56%	-14%
Zinc grade	3.71%	3.91%	-5%
Gold Grade (g/t)	0.43	0.69	-38%

Silver recovery	79.05%	82.01%	-4%
Copper recovery	66.26%	75.42%	-12%
Lead recovery	90.16%	87.91%	3%
Zinc recovery	90.34%	87.96%	3%
Gold Recovery	19.77%	19.89%	-1%

Silver production (000 oz)	451	495	-9%
Copper production (000 lb)	2,682	5,384	-50%
Lead production (000 lb)	8,706	8,608	1%
Zinc production (000 lb)	24,123	21,646	11%
Gold Production (oz)	890	1,254	-29%

Copper equivalent pounds (000's)(1)	15,937	20,147	-21%
Zinc equivalent pounds (000's)(1)	49,867	54,605	-9%

(1) Copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

(2) The decrease in copper equivalent pounds was higher than the decrease in zinc equivalents due to the 53% increase in realized prices for copper ($3.88/lb in Q1 2021 versus $2.53/lb in Q1 2020) as compared to the 34% increase in realized prices for zinc ($1.24/lb in Q1 2021 versus $0.93/lb in Q1 2020)

Quality Control

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in our Annual Information Form dated March 18, 2021 in respect of the year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1(416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777